Filed Pursuant to Rule 424(b)(2)
 Registration Statement No. 333-277211
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Product Supplement EQUITY ARN-1 dated March 26, 2024)

508,240 Units $10 principal amount per unit CUSIP No.40445W207	Pricing Date Settlement Date Maturity Date	November 27, 2024 December 5, 2024 January 30, 2026

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF

▪      Maturity of approximately 14 months

▪      3-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of 17.35%

▪      1-to-1 downside exposure to decreases in the Underlying Fund, with up to 100% of your investment at risk

▪      All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

▪      No interest payments

▪      In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Supplement to the Plan of Distribution—Role of MLPF&S and BofAS”

▪      No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY ARN-1.

The estimated initial value of the notes on the pricing date is $9.80 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-6 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$10.000	$5,082,400.00
Underwriting discount(1)	$ 0.175	$ 88,942.00
Proceeds, before expenses, to HSBC	$ 9.825	$4,993,458.00

(1)	See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

November 27, 2024

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due January 30, 2026

Summary

The Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due January 30, 2026 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Global X Robotics & Artificial Intelligence ETF (the “Underlying Fund”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our credit risk. See “Terms of the Notes” below.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates’ internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging-related charge described below, reduced the economic terms of the notes (including the Capped Value).

Terms of the Notes		Redemption Amount Determination
Issuer:	HSBC USA Inc. (“HSBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Global X Robotics & Artificial Intelligence ETF (Bloomberg symbol: “BOTZ”).
Starting Value:	32.94
Ending Value:	The average of the products of the Closing Market Price of the Underlying Fund on each calculation day during the Maturity Valuation Period times the Price Multiplier as of that day. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-22 of product supplement EQUITY ARN-1.
Participation Rate:	300%
Capped Value:	$11.735 per unit, which represents a return of 17.35% over the principal amount.
Maturity Valuation Period:	January 21, 2026, January 22, 2026, January 23, 2026, January 26, 2026 and January 27, 2026
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Fund, as described beginning on page PS-26 of product supplement EQUITY ARN-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-11.
Calculation Agent:	BofA Securities, Inc. (“BofAS”) and HSBC, acting jointly.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due January 30, 2026

website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY ARN-1 dated March 26, 2024: https://www.sec.gov/Archives/edgar/data/83246/000110465924038827/tm249100d39_424b5.htm
▪	Prospectus supplement dated February 21, 2024: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm
▪	Prospectus dated February 21, 2024: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the Underlying Fund decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal repayment or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on shares of the Underlying Fund or the securities held by the Underlying Fund.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due January 30, 2026

Hypothetical Payout Profile

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $11.735 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, and term of your investment.

The following table is based on a Starting Value of 100.00, the Participation Rate of 300% and the Capped Value of $11.735 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.000	-100.00%
50.00	-50.00%	$5.000	-50.00%
80.00	-20.00%	$8.000	-20.00%
90.00	-10.00%	$9.000	-10.00%
94.00	-6.00%	$9.400	-6.00%
97.00	-3.00%	$9.700	-3.00%
100.00(1)	0.00%	$10.000	0.00%
103.00	3.00%	$10.900	9.00%
105.00	5.00%	$11.500	15.00%
105.79	5.79%	$11.735(2)	17.35%
130.00	30.00%	$11.735	17.35%
150.00	50.00%	$11.735	17.35%
200.00	100.00%	$11.735	17.35%

(1)	The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 32.94, which was the Closing Market Price of the Underlying Fund on the pricing date.
(2)	The Redemption Amount per unit cannot exceed the Capped Value.

For recent actual prices of the Underlying Fund, see “The Underlying Fund” section below. The Ending Value will not include any income generated by dividends paid on the Underlying Fund or the securities held by the Underlying Fund, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer credit risk.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due January 30, 2026

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 50.00
= $5.000 Redemption Amount per unit

Example 2
The Ending Value is 103.00, or 103.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 103.00
= $10.900 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.735 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due January 30, 2026

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in shares of the Underlying Fund or the securities held by the Underlying Fund. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

Structure-related Risks

▪	Depending on the performance of the Underlying Fund as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Underlying Fund or the securities held by the Underlying Fund.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation- and Market-related Risks

▪	The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date is expected to be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-11 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Fund and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Underlying Fund or the securities held by the Underlying Fund), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due January 30, 2026

Market Measure-related Risks

▪	The sponsor and the investment advisor of the Underlying Fund or the sponsor of the Underlying Index may adjust the Underlying Fund or the Underlying Index in a way that could adversely affect the price of the Underlying Fund and consequently, the return on the notes, and they have no obligation to consider your interests.

▪	As a noteholder, you will have no rights of a holder of shares of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities, dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies held by the Underlying Fund, we, MLPF&S, BofAS and our respective affiliates do not control any company held by the Underlying Fund, and have not verified any disclosure made by any other company.

▪	As the Underlying Fund holds certain equity securities traded on foreign exchanges, the return on the notes may be affected by factors affecting international securities markets.

▪	Exchange rate movements may adversely impact the value of the notes.

▪	There are liquidity and management risks associated with the Underlying Fund.

▪	The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or the securities held by the Underlying Fund may be adversely affected, sometimes materially.

▪	The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-26 of product supplement EQUITY ARN-1.

Tax-related Risks

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-35 of product supplement EQUITY ARN-1.

Additional Risk Factors

The securities held by the Underlying Fund are concentrated in one industry. All of the securities held by the Underlying Fund are issued by robotics & artificial Intelligence companies. Although an investment in the notes will not give holders any ownership or other direct interests in these securities, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in robotics & artificial Intelligence companies, including those discussed below. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple industries. In addition, because the securities held by the Underlying Fund are concentrated in one industry, they may be more susceptible to economic, market, political or regulatory occurrences affecting their relevant industry. As a result, their prices may increase or decrease at similar times and by similar magnitudes, and they may perform similarly over the term of the notes.

Adverse conditions in the robotics & artificial Intelligence industry may reduce your return on the notes.  All of the securities held by the Underlying Fund are issued by robotics & artificial Intelligence companies. These companies may have limited product lines, markets, financial resources or personnel, while engaging in significant amounts of spending on research and development. Robotics & artificial Intelligence companies typically face intense competition and potentially rapid product obsolescence. They are also heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. In addition, robotics and artificial intelligence technology could face increasing regulatory scrutiny in the future, which may limit the development of this technology and impede the growth of companies that develop and/or utilize this technology. Similarly, the collection of data from consumers and other sources could face increased scrutiny as regulators consider how the data is collected, stored, safeguarded and used. These companies face increased risk from trade agreements between countries that develop these technologies and countries in which customers of these technologies are based. Lack of resolution or potential imposition of trade tariffs may hinder the companies’ ability to successfully deploy their inventories. The customers and/or suppliers of these companies may be concentrated in a particular country, region or industry. Any adverse event affecting one of these countries, regions or industries could have a negative impact on these companies. These factors could adversely affect the robotics & artificial Intelligence industry and consequently, the price of the Underlying Fund and the return on the notes.

A limited number of securities may affect the price of the Underlying Fund, and the Underlying Index is not necessarily representative of the robotics & artificial Intelligence industry. The number of securities held by the Underlying Fund is limited. In addition, a few top securities held by the Underlying Fund may constitute a substantial portion of its net assets. Any reduction in the market price of those securities is likely to have a substantial adverse impact on the price of the Underlying Fund and the return on the notes.

While the securities included in the Underlying Index are equity securities of robotics & artificial Intelligence companies, the securities included in the Underlying Index may not follow the price movements of the entire robotics & artificial Intelligence industry generally. If the securities included in the Underlying Index (and, accordingly, the securities held by the Underlying Fund) decline in value, the Underlying Fund will decline in value even if security prices in the robotics & artificial Intelligence industry generally increase in value.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due January 30, 2026

The Underlying Fund

All disclosures contained in this term sheet regarding the Underlying Fund and the Underlying Index, including, without limitation, their make-up, method of their calculation, and changes in their components, have been derived from publicly available sources, which we have not independently verified. The information reflects the policies of, and is subject to change by, Global X Management Company LLC (“Global X Management”). The consequences of any discontinuance of the Underlying Fund or the Underlying Index are discussed in the section entitled “Description of ARNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund” beginning on page PS-29 of product supplement EQUITY ARN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlying Fund, the Underlying Index, or any successor fund or index.

The Global X Robotics & Artificial Intelligence ETF

The Underlying Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Indxx Global Robotics & Artificial Intelligence Thematic Index (the “Underlying Index”). The Underlying Index is designed to provide exposure to exchange-listed companies in developed markets, as defined by Indxx, LLC (“Indxx”), that are involved in the development of robotics and/or artificial intelligence, including companies involved in industrial robotics and automation, non-industrial robots, artificial intelligence and unmanned vehicles. The Underlying Fund is an exchange-traded fund that trades on The Nasdaq Stock Market under the ticker symbol “BOTZ.”

Information filed by the Underlying Fund with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 333-151713 and 811-22209, respectively on the SEC’s website at http://www.sec.gov. In addition, information about the Underlying Fund may be obtained from other sources including, but not limited to, the Underlying Fund’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the Underlying Fund is accurate or complete.

Global X Management uses a “passive” or indexing approach to try to achieve the Underlying Fund’s investment objective. Unlike many investment companies, the Underlying Fund does not try to outperform the Underlying Index and does not seek temporary defensive positions when markets decline or appear overvalued. The Underlying Fund generally will use a replication strategy. A replication strategy is an indexing strategy that involves investing in the securities of the Underlying Index in approximately the same proportions as in the Underlying Index. However, the Underlying Fund may utilize a representative sampling strategy with respect to the Underlying Index when a replication strategy might be detrimental or disadvantageous to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to replicate the Underlying Index, in instances in which a security in the tracked becomes temporarily illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Underlying Fund but not the Underlying Index.

Tracking error is the divergence of the Underlying Fund’s performance from that of the Underlying Index. Tracking error may occur because of differences between the securities and other instruments held in the Underlying Fund’s portfolio and those included in the Underlying Index, pricing differences (including differences between a security’s price at the local market close and the Underlying Fund’s valuation of a security at the time of calculation of the Underlying Fund’s net asset value), differences in transaction costs, the Underlying Fund’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest, tax gains or losses, changes to the Underlying Index or the costs to the Underlying Fund of complying with various new or existing regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Underlying Fund incurs fees and expenses, while the Underlying Index does not.

The Indxx Global Robotics & Artificial Intelligence Thematic Index

The Underlying Index is designed to provide exposure to exchange-listed companies in developed markets, as defined by Indxx, that are involved in the development of robotics and/or artificial intelligence (“AI”), including companies involved in industrial robotics and automation, non-industrial robots, AI and unmanned vehicles (collectively, “Robotics & AI Companies”), as defined by Indxx.

Eligible Universe of the Global Robotics & AI Index

Initial Universe

To be eligible for inclusion in the Underlying Index, companies must first be eligible for inclusion in the “Initial Universe” of such index. The Initial Universe of the Underlying Index includes among the most liquid and investable companies in accordance with the standard market capitalization and liquidity criteria associated with developed markets, as defined by Indxx. As of July 2018, companies from the following countries were eligible for inclusion in the Initial Universe of the Underlying Index: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Portugal, Singapore, South Korea, Spain, Sweden, Switzerland, Taiwan, the United Kingdom and the United States.

As of February 2020, companies must have a minimum market capitalization of $300 million, a minimum average daily turnover for the last 6 months greater than or equal to $2 million and must have traded on 90% of the eligible trading days in the last 6 months in order to be eligible for inclusion in the Initial Universe of the Underlying Index. In case a company does not have a trading history of 6 months due to its recent initial public offering (“IPO”), such company must have started trading at least 3 months before the start of the Underlying Index’s annual reconstitution/ rebalancing process and should have traded on 90% of the eligible trading days for the past 3 months.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due January 30, 2026

Criteria Applied to the Initial Universe

The companies in the Initial Universe must then satisfy the following criteria:

•	Free Float. All companies must have a minimum free float equivalent to 10% of shares outstanding.
•	Security Type. The following security types are eligible for inclusion: common stock; American depositary receipts (“ADRs”) and global depositary receipts.
•	Share Classes. The existing share class/listing in the Initial Universe is retained if it satisfies all the eligibility criteria of the Underlying Index. If an ADR of the company exists, it is given preference over all other share classes. The most liquid share class/listing is considered for inclusion.

Companies in the Initial Universe that satisfy the criteria discussed above form the “Eligible Universe” of the Underlying Index.

Identification of Robotics & AI Companies within the Eligible Universe

From the Eligible Universe, Indxx identifies Robotics & AI Companies by applying a proprietary analysis that consists of two primary components: sub-theme identification and company analysis. As part of the sub-theme identification process, Indxx analyzes industry reports, investment research and consumer data related to the robotics and AI industry in order to establish the sub-themes that are expected to provide the most exposure to the growth of the robotics and AI industry. As of February 2020, Indxx has identified the following four robotics and AI sub-themes:

SUB-THEME	DESCRIPTION
Industrial Robots and Automation	These are companies that provide robots and robotic automation products and services with a focus on industrial applications.
Unmanned Vehicles and Drones	These are companies that are involved in the development and production of unmanned vehicles (including hardware and software for autonomous cars), drones and robots for both military and consumer markets.
Non-Industrial Robotics	These are companies that are involved in developing robots and AI that are used for non-industrial applications, including but not limited to agriculture, healthcare, consumer applications and entertainment.
Artificial Intelligence	These are companies that develop or directly deliver AI in the form of products, software, or systems. These companies should sell AI and not utilize/leverage it to enhance their products.

In order to be included in the Underlying Index, a company must be identified as having significant exposure to one of these robotics and AI sub-themes, as determined by Indxx. In the second step of the process, companies are analyzed based on two primary criteria: revenue exposure and primary business operations. A company is deemed to have significant exposure to one of the robotics and AI sub-themes, and it accordingly constitutes a “Pure Play Robotics & AI Company,” if (i) it derives a significant portion (greater than 50%) of its revenue from one of the robotics and AI sub-themes or (ii) it has stated its primary business to be in products and services focused on one of the robotics and AI sub-themes, as determined by Indxx. Companies that have demonstrated these industries/segments to be growth focus areas through internal research and development investments, joint ventures, partnerships and/or acquisitions are also deemed to have significant exposure to one of the robotics and AI sub-themes, as determined by Indxx.

Selecting Constituents from the Eligible Universe’s Robotics & AI Companies

The Pure Play Robotics & AI Companies with the highest market capitalization will form the Underlying Index. The Underlying Index is capped at 100 companies. If fewer than 100 companies qualify as Robotics & AI Companies, all of these companies would be a part of the Underlying Index. If fewer than 30 companies qualify as Robotics & AI Companies, the index committee would consider a secondary list of companies with diversified revenue streams that (1) have a distinct business unit focused on robotics or AI and (2) have a core competency that is expected to augment the adoption of robotics or AI for inclusion until the count reaches 30.

Index Calculation and Weighting

The Underlying Index is calculated by means of the divisor methodology. The Underlying Index is weighted as follows:

•	Components are weighted based on their security-level market capitalization.
•	The Underlying Index is modified market-capitalization-weighted at the time of reconstitution. A single component weight cap of 8% and single component floor of 0.3% is applied.
•	The aggregate weight of all the components with a weight greater than 5% is capped at 40%. All remaining components are capped at 4.5%.
•	Additions to and/or deletions from the Underlying Index shall be weighted as per the rules above. The difference in the weights (from additions/deletions) shall be proportionately adjusted (added/removed) among the remaining constituents based on their security-level market capitalization.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due January 30, 2026

Index Maintenance

Buffer Rules

To reduce turnover, the following buffer rules apply:

•	Market Capitalization. A constituent shall continue to be included in the Initial Universe if its market capitalization is greater than or equal to 80% of the previously defined market capitalization minimum. To illustrate, if an existing index member meets all other selection criteria but does not meet the market capitalization criteria up to a deviation of 20%, then it will be retained in the Initial Universe.
•	Liquidity. A constituent shall continue to be included in the Initial Universe if its 6-month average daily turnover is greater than or equal to 70% of the previously defined liquidity minimum. To illustrate, if an existing index member meets all other selection criteria but does not meet the liquidity criteria up to a deviation of 30%, then it will be retained in the Initial Universe.
•	Continued Representation in the Underlying Index. Additionally, an existing index constituent shall continue to remain in the Underlying Index if it is part of the top 120 companies by market capitalization, even if it is not part of the top 100 constituents.

Reconstitution, Rebalancing and Reviews

The Underlying Index follows an annual reconstitution and rebalancing schedule. The new portfolio of index constituents becomes effective at the close of trading on the last trading day of June each year (the “Effective Day”). Weights are calculated at the close of the seventh trading day prior (six trading day prior) to the Effective Day. To capture IPOs and changes in the structure of a company’s business due to corporate actions, the composition of the Underlying Index is reviewed on a semi-annual basis.

Corporate Actions

Corporate actions (such as stock splits, special dividends, spin-offs and rights offerings) are applied to the Underlying Index on the ex-date or earlier as decided by the index committee.

The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from November 27, 2016, the date when the Underlying Fund began trading, through November 27, 2024. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the Underlying Fund was $32.94. The graph below may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

Historical Performance of the Underlying Fund

This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due January 30, 2026

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Underlying Fund and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging-related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors” beginning on page PS-6 of product supplement EQUITY ARN-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Underlying Fund.

▪	Under this characterization and tax treatment of the notes, subject to the discussion of the constructive ownership rules of Section 1260 of the Code beginning on page PS-36 of product supplement EQUITY ARN-1, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes

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Accelerated Return Notes® Linked to the Global X Robotics & Artificial Intelligence ETF, due January 30, 2026

prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

▪	Under current IRS guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, should not apply to the notes unless the notes are “delta-one” instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders (as defined in the prospectus supplement) should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-35 of product supplement EQUITY ARN-1.

Validity of the Notes

In the opinion of Mayer Brown LLP, as counsel to the issuer, when this term sheet has been attached to, and duly notated on, the master note that represents the notes pursuant to the senior indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the notes offered by this term sheet will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the senior indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York and the federal laws of the United States of America. Insofar as this opinion involves matters governed by English law, Mayer Brown LLP has relied, with the issuer’s permission, on the opinion of Mayer Brown International LLP, dated as of February 21, 2024, filed as an exhibit to the registration statement by the issuer on February 21, 2024, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Mayer Brown International LLP. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the genuineness of signatures and to such counsel’s reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the issuer’s registration statement on Form F-3 dated February 21, 2024.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

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